FOR IMMEDIATE RELEASE

Contact:

      Harvey Aman, President and Chief
      Operation Officer
      Super 8 Motel Developers, Inc.
      (605) 229-8899

SUPER 8 MOTEL DEVELOPERS, INC. EXTENDS
OFFER TO PURCHASE WORLD SERVICES, INC. COMMON STOCK
TO FEBRUARY 21, 2002

January 11, 2002

    Aberdeen, South Dakota. Super 8 Motel Developers, Inc. has revised the pricing terms of its tender offer to purchase all outstanding shares of the common stock of World Services, Inc., on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2001, and in the related Letter of Transmittal, as amended. The new price structure is as follows:

  (i)
  $.92 per share if more than 80% of the shares are properly tendered and not withdrawn as of the expiration date;

  (ii)
  $.90 per share if more than 70% (but not more than 80%) of the shares are properly tendered and not withdrawn as of the expiration date; and

  (iii)
  $.85 per share if 70% or less of the shares are properly tendered and not withdrawn as of the expiration date.

All prices are net to the seller in cash, without interest. The offer has been extended until February 21, 2002. Tendered shares may be withdrawn at any time until February 21, 2002, or any extended expiration date. All other terms and conditions of the Offer to Purchase remain in effect.